Filed by Horizon Quantum Holdings Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: dMY Squared Technology Group, Inc.

Commission File No.: 333-292737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 10, 2026

dMY Squared Technology Group, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	001-41519	88-0748933
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 781-4313

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DMYYU	OTC Markets Group, Inc.

Class A common stock, par value $0.0001 per share	DMYY	OTC Markets Group, Inc.

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DMYYW	OTC Markets Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

As previously disclosed, on September 9, 2025, dMY Squared Technology Group, Inc., a Massachusetts corporation (“dMY”) entered into a business combination agreement (the “Business Combination Agreement”) with Horizon Quantum Holdings Ltd. (Company Registration No.: 202537774K), a Singapore public company limited by shares (“Holdco”), Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private limited company by shares (“Horizon”), and the other parties thereto, with respect to a potential business combination (the “Business Combination”).

On March 10, 2026, dMY and Horizon issued a press release announcing several milestones in Horizon’s business and the transaction and inviting interested parties to join a live X Spaces event. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information about the Business Combination and Where to Find It

In connection with the Business Combination, Holdco and Horizon filed a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which includes a preliminary proxy statement of dMY and a preliminary prospectus of Holdco with respect to the securities to be offered in the Business Combination. The Registration Statement became effective on February 17, 2026. The same day, dMY filed and mailed a definitive proxy statement/prospectus (the “Proxy Statement”) to its shareholders as of the record date established for voting on the Business Combination. The Proxy Statement contains important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This Current Report on Form 8-K and the exhibit hereto do not contain all the information that should be considered concerning the Business Combination and other matters and are not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Holdco, and Horizon may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about dMY, Holdco, Horizon, and the Business Combination. The documents filed by dMY, Holdco, and Horizon with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY, Holdco, and Horizon and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination is set forth in the Proxy Statement for the Business Combination. Information concerning the interests of Holdco’s, Horizon’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, is set forth in the Proxy Statement relating to the Business Combination.

Disclaimer

Past performance by Horizon’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Holdco, Horizon or dMY will, or are likely to, generate going forward.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibit hereto include “forward-looking statements” with respect to dMY, Holdco, and Horizon. The expectations, estimates, and projections of the businesses of Holdco, Horizon and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and Proxy Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Holdco, or Horizon; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Holdco’s, or Horizon’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Holdco, and Horizon therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of dMY, Holdco, and Horizon and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, dated as of September 9, 2025, by and among dMY, Horizon and Holdco and the other parties thereto (the “Business Combination Agreement”); (2) the ability to successfully or timely consummate the private placement of an aggregate of approximately $111.9 million of Holdco’s Class A ordinary shares with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Transaction”); (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (4) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon and dMY or other conditions to closing the Business Combination; (5) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) Holdco’s ability to scale and grow its business, including through the use of proceeds of the PIPE Transaction, and the advantages and expected growth of Holdco; (7) the cash position of Holdco following the closing of the Business Combination; (8) the inability to obtain or maintain the listing of Horizon Quantum’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (9) the risk that the announcement and pendency of the Business Combination disrupts Horizon’s current plans and operations; (10) the ability to recognize the anticipated benefits of the Business Combination and PIPE Transaction, which may be affected by, among other things, competition, the ability of Holdco to grow and manage growth profitably and source and retain its key employees; (11) costs related to the Business Combination; (12) changes in applicable laws and regulations or political and economic developments; (13) the possibility that Holdco may be adversely affected by other economic, business and/or competitive factors; (14) Holdco estimates of expenses and profitability; (15) the amount of redemptions by dMY public shareholders; (16) difficulties operating Holdco’s quantum processor and the possibility that the quantum processor does not provide the advantages that Holdco expects; (17) the ability to successfully or timely consummate the PIPE Transaction; (18) the ability of Holdco to integrate access to its quantum computing test bed within its Triple Alpha platform; (19) the ability of our coding languages to provide additional abstraction when compared to other quantum computing solutions; (20) the entry into the Side Letter and our ability to recognize the benefits of the Side Letter; (21) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Holdco, Horizon and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Holdco, Horizon and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit hereto do not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K and the exhibit hereto also do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed or furnished with this Current Report on Form 8-K:

Exhibit Number	Description
99.1	Press Release, dated March 10, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY SQUARED TECHNOLOGY GROUP, INC.

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	Chief Executive Officer, Chief Financial Officer and Chairman

Dated: March 10, 2026

Exhibit 99.1

Horizon Quantum Delivers Achievements that Demonstrate Company’s Momentum in the Quantum Industry

SINGAPORE AND LAS VEGAS, NV, March 10, 2026 — Horizon Quantum Computing Pte. Ltd. (“Horizon Quantum”), a pioneer of software infrastructure for quantum applications, has recently achieved a number of important milestones as it seeks to complete its proposed business combination (the “Business Combination”) with dMY Squared Technology Group, Inc. (“dMY”) (OTC: “DMYY”, “DMYYU” and “DMYYW”).

“Horizon has made great progress in recent months in strengthening our operations and governance and further advancing our mission to build software infrastructure for the quantum industry,” said Horizon Quantum Founder and CEO Dr. Joe Fitzsimons. “We are excited to be nearing the completion of our business combination with dMY and believe these recent developments will position Horizon for success as a publicly-traded company.”

Recent Business Highlights

Horizon has achieved significant milestones as it prepares to complete the Business Combination:

●	Oversubscribed PIPE financing with strategic investors: More than doubled original PIPE target of $50mn, with lead investors including (a) IonQ, one of the world’s leading quantum computing companies; (b) a Fortune 50 technology company; and (c) several leading institutional investors. The larger PIPE is expected to enable the acceleration of investments in research and development, the strengthening of Horizon Quantum’s hardware testbed, and further advances of Triple Alpha, Horizon Quantum’s web-based integrated development environment (IDE) for writing complex quantum software.

●	Announces expected world-class appointments to the board of directors of Horizon Quantum Holdings Ltd. (“Horizon”), which will become the holding company of Horizon Quantum:

●	Danielle Lambert, the former VP of Human Resources at Apple, who helped build out key teams including iPod, iPhone, iPad and Apple Retail Stores. She later played a pivotal role in the founding of Nest Labs Inc., as an investor and advisor through the company’s rapid growth and acquisition by Alphabet Inc.

●	Peter Oey, the Chief Financial Officer of Grab, a prominent Southeast Asia superapp. He previously served as CFO of LegalZoom.com Inc. prior to its IPO and as CFO of MyLife.com Inc. Earlier in his career he held several finance leadership roles at Activision Blizzard Inc.

●	Jill Turner, the Chief Human Resources Officer of Broadcom, has more than 20 years of experience in global human resources leadership roles in Fortune 500 technology companies. She previously held executive positions at Honeywell International Inc. and Lumen Technologies Inc. (formerly CenturyLink Inc.).

●	Harry You, the Chairman of dMY, is also a member of Broadcom’s board. Previously, he was Lead Independent Director of IonQ Inc. He is also an experienced public company officer, having held CFO roles at Accenture plc and Oracle Corporation and an EVP role at EMC Corporation, among others.

●	Industry-first hardware integration testbed: Became the first quantum software company to own and operate a quantum computer, completing assembly and integration of a fully operational system at its Singapore headquarters, providing Horizon with a testbed system over which it has full control of both the hardware and software stack.

●	Strategic fault-tolerant computing collaboration: Announced a strategic collaboration with Alice & Bob, a leading developer of fault-tolerant quantum computers, to integrate their cat qubit emulators with Triple Alpha. It is expected that this collaboration will position Horizon Quantum’s Triple Alpha as one of the first platforms to deploy applications to quantum processing units capable of executing quantum error correction tasks, potentially accelerating the path to scalable, fault-tolerant quantum computing.

●	Object-oriented quantum programming: Launched Beryllium, a hardware-agnostic, object-oriented programming language that is designed to enable more efficient development of sophisticated quantum applications and allow for a greater level of abstraction. Beryllium complements Triple Alpha’s existing Helium and Hydrogen languages, seeking to provide a comprehensive software stack that bridges classical programming and quantum-accelerated implementation, with advanced capabilities including pulse-level control and direct execution on quantum hardware control systems.

“We have been impressed by the tremendous progress Horizon has made on its strategic priorities and in bringing together a world-class team to execute on its mission to unlock the full potential of quantum computers,” said Harry You, Chairman of dMY. “We remain optimistic on the future for Horizon and believe it is well positioned to generate meaningful value for shareholders.”

Important Upcoming Dates:

dMY Squared will hold a special meeting of its stockholders on March 17, 2026, to vote on proposals related to the Business Combination. Subject to the approval of dMY’s stockholders and the satisfaction of other customary closing conditions, the transaction is expected to close during the first quarter of 2026.

Horizon will host a live X Spaces conversation today, Tuesday, March 10th at 1:30 ET, featuring Dr. Joe Fitzsimons, Founder and CEO of Horizon, and Niccolo de Masi, CEO of IonQ, Inc. They will discuss IonQ’s investment in Horizon and the company’s role in the evolving quantum computing ecosystem — follow @horizon_quantum and tap ‘Set Reminder’ to join.

About Horizon Quantum

Horizon Quantum’s mission is to unlock broad quantum advantage by building software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems. Founded in 2018 by Dr Joe Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company seeks to bridge the gap between today’s quantum hardware and tomorrow’s applications through the creation of advanced software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at multiple levels of abstraction. Learn more at www.horizonquantum.com.

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About dMY

dMY is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information about the Business Combination and Where to Find It

In connection with Horizon’s previously announced Business Combination, Horizon Quantum and Horizon filed a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which includes a preliminary proxy statement of dMY and a preliminary prospectus of Horizon Quantum with respect to the securities to be offered in the Business Combination. The Registration Statement became effective on February 17, 2026. The same day, dMY filed and mailed a definitive proxy statement/prospectus (the “Proxy Statement”) to its shareholders as of the record date established for voting on the Business Combination. The Proxy Statement contains important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Horizon Quantum and Horizon may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about dMY, Horizon Quantum, Horizon, and the Business Combination. The documents filed by dMY, Horizon Quantum and Horizon with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Horizon Quantum, Horizon and dMY and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination is set forth in the Proxy Statement for the Business Combination. Information concerning the interests of Horizon Quantum’s, Horizon’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, is set forth in the Proxy Statement relating to the Business Combination.

Disclaimer

Past performance by Horizon’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon Quantum, Horizon or dMY will, or are likely to, generate going forward.

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Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” with respect to dMY, Horizon Quantum and Horizon. The expectations, estimates, and projections of the businesses of Horizon Quantum, Horizon and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations related to the closing of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and Proxy Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Horizon Quantum or Horizon; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Horizon Quantum’s, or Horizon’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Horizon Quantum and Horizon therefore caution against placing undue reliance on any of these forward- looking statements. Many of these factors are outside of the control of dMY, Horizon Quantum and Horizon and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, dated as of September 9, 2025, by and among dMY, Horizon and Horizon Quantum the other related parties thereto (the “Business Combination Agreement”); (2) the ability to successfully or timely consummate the private placement of an aggregate of approximately $111.9 million of Horizon Quantum’s Class A ordinary shares with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Transaction”); (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (4) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon and dMY or other conditions to closing the Business Combination; (5) changes to the structure of the Business Combination that may be [SR1] required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) Horizon Quantum’s ability to scale and grow its business, including through the use of proceeds of the PIPE Transaction, and the advantages and expected growth of Horizon Quantum; (7) the cash position of Horizon Quantum following the closing of the Business Combination; (8) the inability to obtain or maintain the listing of Horizon Quantum’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (9) the risk that the announcement and pendency of the Business Combination disrupts Horizon’s current plans and operations; (10) the ability to recognize the anticipated benefits of the Business Combination and PIPE Transaction, which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (11) costs related to the Business Combination; (12) changes in applicable laws and regulations or political and economic developments; (13) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (14) Horizon Quantum’s estimates of expenses and profitability; (15) the amount of redemptions by dMY public shareholders; (16) difficulties operating Horizon Quantum’s quantum processor and the possibility that the quantum processor does not provide the advantages that Horizon Quantum expects; (17) the ability to successfully or timely consummate the PIPE Transaction; (18) the ability of Horizon Quantum to integrate access to its quantum computing test bed within its Triple Alpha platform; (19) the ability of our coding languages to provide additional abstraction when compared to other quantum computing solutions; (20) the entry into the side letter, dated December 4, 2025, as amended, among Horizon Quantum, Horizon, dMY, and IonQ, Inc. (the “Side Letter”), and our ability to recognize the benefits of the Side Letter; and (21) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Horizon Quantum, Horizon and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum, Horizon and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor contact

Katherine Bailon

investors@horizonquantum.com

Media contact

Yanina Blaclard

media@horizonquantum.com

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